Filed Pursuant to Rule 433

Free Writing Prospectus dated July 23, 2025

Relating to Preliminary Prospectus Supplement dated July 23, 2025 and

Prospectus dated April 18, 2023

Registration No. 333-271325

Lockheed Martin Corporation

Pricing Term Sheet

July 23, 2025

	4.150% Notes due 2028	4.400% Notes due 2030	5.000% Notes due 2035
Issuer:	Lockheed Martin Corporation
Security Type:	Senior Unsecured
Trade Date:	July 23, 2025
Settlement Date (T+3)*:	July 28, 2025
Interest Payment Dates:	February 15 and August 15, beginning on February 15, 2026	February 15 and August 15, beginning on February 15, 2026	February 15 and August 15, beginning on February 15, 2026
Expected Ratings**:	A2 / A- / A
Principal Amount:	$500,000,000	$750,000,000	$750,000,000
Maturity:	August 15, 2028	August 15, 2030	August 15, 2035
Coupon:	4.150% per annum, accruing from July 28, 2025	4.400% per annum, accruing from July 28, 2025	5.000% per annum, accruing from July 28, 2025
Price to Public:	99.873% of principal amount, plus accrued interest, if any, from July 28, 2025	99.877% of principal amount, plus accrued interest, if any, from July 28, 2025	99.763% of principal amount, plus accrued interest, if any, from July 28, 2025
Yield to Maturity:	4.194%	4.427%	5.030%
Spread to Benchmark Treasury:	+37 basis points	+50 basis points	+65 basis points
Benchmark Treasury:	3.875% due July 15, 2028	3.875% due June 30, 2030	4.250% due May 15, 2035
Benchmark Treasury Price and Yield:	100-04+ / 3.824%	99-24+ / 3.927%	98-31 / 4.380%
Optional Redemption:

Prior to July 15, 2028 (one month prior to the maturity date), callable at the greater of (a) the make-whole price of T+10 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after July 15, 2028

Prior to July 15, 2030 (one month prior to the maturity date), callable at the greater of (a) the make-whole price of T+10 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after July 15, 2030

Prior to May 15, 2035 (three months prior to the maturity date), callable at the greater of (a) the make-whole price of T+10 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after May 15, 2035

CUSIP:	539830 CK3	539830 CL1	539830 CM9
ISIN:	US539830CK31	US539830CL14	US539830CM96
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

BofA Securities, Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Senior Joint Lead Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC SMBC Nikko Securities America, Inc. ANZ Securities, Inc. Lloyds Securities Inc. TD Securities (USA) LLC
Joint Lead Managers:	BNY Mellon Capital Markets, LLC RBC Capital Markets, LLC
Senior Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC
Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC Penserra Securities LLC

*

Note: It is expected that delivery of the Securities will be made against payment therefor on or about July 28, 2025, which will be the third business day following the date of the pricing of the Securities (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities prior to the business day preceding the date of delivery of the Securities will be required, by virtue of the fact that the Securities will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade the Securities prior to the business day preceding the date of delivery of the Securities should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in the prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at +1 (800) 831-9146, Credit Agricole Securities (USA) Inc. toll free at +1 (866) 807 6030 or J.P. Morgan Securities LLC collect at (212) 834-4533.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Lockheed Martin Corporation on July 23, 2025 relating to its prospectus dated April 18, 2023.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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